                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            U.S. Homecare Corporation
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   911819 10 0
              ----------------------------------------------------
                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Exhibit Index is on Page 15.

                               Page 1 of __ Pages

CUSIP No. 911819 10 0
--------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                             Network Fund III, Ltd.
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group

                                     a. / /
                                     b. /x/
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds

                  WC
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                 Cayman Islands
--------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              1,076,819(2)
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With                                 1,076,819(2)

                           10       Shared Dispositive Power

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                  1,076,819(2)


--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             / /

--------------------------------------------------------------------------------

--------
         (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Network IV LLC and John W. Gildea.

         (2) Represents shares of Common Stock of the issuer that may be deemed to be beneficially owed by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.

                               Page 2 of __ Pages

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13       Percent of Class Represented By Amount in Row (11)

                           10.75%(3)
--------------------------------------------------------------------------------

14       Type of Reporting Person

                           CO
--------------------------------------------------------------------------------


--------
         (3) Represents 5.68% of the approximately 18,955,000 shares of Common Stock of the Company that would be outstanding upon conversion of options to purchase approximately 1,721,000 shares of Common Stock and conversion of $35.00 Preferred Stock into approximately 7,221,000 shares of Common Stock.

                               Page 3 of __ Pages

CUSIP No. 911819 10 0
--------------------------------------------------------------------------------

1        Name of Reporting Person(4)
         S.S. or I.R.S. Identification No. of Above Person

                                 John W. Gildea
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group

                                     a. / /
                                     b. /x/
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds

                  AF; PF
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                     U.S.A.
--------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                                1,735,819(5)
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With                                   1,735,819(5)

                           10       Shared Dispositive Power

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,735,819(5)

--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             / /

--------------------------------------------------------------------------------

--------
         (4) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Network IV LLC and Network Fund III, Ltd.

         (5) Represents shares of Common Stock of the issuer that may be deemed to be beneficially owed by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.

                               Page 4 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           17.34%(6)
--------------------------------------------------------------------------------

14       Type of Reporting Person

                           IN
--------------------------------------------------------------------------------

--------
         (6) Represents 9.12% of the approximately 18,955,000 shares of Common Stock of the Company that would be outstanding upon conversion of options to purchase approximately 1,721,000 shares of Common Stock and conversion of $35.00 Preferred Stock into approximately 7,221,000 shares of Common Stock.

                               Page 5 of __ Pages

CUSIP No. 911819 10 0
--------------------------------------------------------------------------------

1        Name of Reporting Person(7)
         S.S. or I.R.S. Identification No. of Above Person

                                 Network IV LLC
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group

                                     a. / /
                                     b. /x/
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds

                  WC
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                 Cayman Islands
--------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              539,000(8)
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With                                 539,000(8)

                           10       Shared Dispositive Power

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   539,000(8)

--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             / /

--------------------------------------------------------------------------------


--------

         7 Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Network Fund III, Ltd. and John W. Gildea.

         8 Represents shares of Common Stock of the issuer that may be deemed to be beneficially owed by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.

                               Page 6 of __ Pages

13       Percent of Class Represented By Amount in Row (11)

                           5.38%(9)
--------------------------------------------------------------------------------

14       Type of Reporting Person

                           CO
--------------------------------------------------------------------------------


--------
         (9) Represents 2.84% of the approximately 18,955 shares of Common Stock of the Company that would be outstanding upon conversion of options to purchase approximately 1,721,000 shares of Common Stock and conversion of $35.00 Preferred Stock into approximately 7,221,000 shares of Common Stock.

                               Page 7 of __ Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of U.S. Homecare Corporation, a New York corporation (the "Company"). The address of the principal executive offices of the Company is Two Hartford Square West, Suite 300, Hartford, Connecticut 06106.

Item 2.  Identity and Background.

         This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), Network Fund III, Ltd, a Cayman Islands exempt company ("Network III") and Network IV LLC, a Cayman Islands exempt company ("Network IV"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and the sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 1,076,819 shares of Common Stock (the "Network III Shares") owned by Network III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network III (the "Network III Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. GMC also has the power to dispose of the 539,000 shares of Common Stock (the "Network IV Shares") owned by Network IV, by virtue of an Investment Advisory Agreement, dated May 7, 1997 (the "Network IV Advisory Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. As a result, Gildea may be deemed to beneficially own the Network III Shares and the Network IV Shares. Gildea also owns 120,000 shares of Common Stock in his individual capacity (the "Gildea Shares").

         Mr. William P. O'Donnell ("O'Donnell") is an officer and a director of GMC, a director of each of Network III and Network IV and owns 40,000 shares of Common Stock (the "O'Donnell Shares"). Gildea, Network III and Network IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other or Mr. O'Donnell.

         Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Each of Network III's and Network IV's principal business is to invest in debt and equity securities of public and private companies. The principal business address of Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The principal address and the principal office address of each of Network III and Network IV is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.

         The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of each of

         Network III and Network IV are set forth on Schedule I hereto.

         None of Gildea, Network III or Network IV or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or

                              Page 8 of __ Pages
         final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Gildea acquired the Gildea Shares for $1.14 per share, or an aggregate of $137,160, all of which funds were obtained from Gildea's personal funds.

         Network III acquired the Network III Shares for $1.14 per share, or an aggregate of $1,230,804, all of which funds were obtained from the capital contributions of the partners of Network III.

         Network IV acquired the Network Shares for $1.14 per share, or an aggregate of $616,077, all of which funds were obtained from the capital contributions of the partners of Network IV.

         O'Donnell acquired the O'Donnell Shares for $1.14 per share, or an aggregate of $45,720, all of which funds were obtained from O'Donnell's personal funds.

Item 4.  Purpose of Transaction.

         Network III acquired the Network III Shares, Network IV acquired the Network IV Shares, Gildea acquired the Gildea Shares and O'Donnell acquired the O'Donnell Shares in a private placement transaction on October 9, 1997. Each of Network III, Network IV, Gildea and O'Donnell currently intends to hold the Network III Shares, the Network IV Shares, the Gildea Shares and the O'Donnell Shares, respectively, for investment.

         Each of Network III, Network IV, Gildea and O'Donnell intends to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Network III, Network IV, Gildea or O'Donnell to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, none of Network III, Network IV, Gildea or O'Donnell has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through
         (j) of Item 4 of Schedule 13D, although any of such persons may develop such plans or proposals. Gildea, Network III and Network IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other or Mr. O'Donnell.

Item 5.  Interest in Securities of the Issuer.

         (a)(i)   Gildea directly owns the 120,000 Gildea Shares. The
                  120,000 Gildea Shares represent 1.20% of the 10,013,247 shares of Common Stock of the Company outstanding on the date hereof and .63% of the approximately 18,955,000 shares of Common Stock of the Company (the "Fully Diluted Shares") that would be outstanding upon conversion of outstanding options to purchase approximately 1,721,000 shares of Company Common Stock and conversion of outstanding $35.00 Preferred Stock into approximately 7,221,000 shares of Company Common Stock, based upon information set forth in the Company's Quarterly

                               Page 9 of __ Pages

                  Report on Form 10-Q for the Second Quarter Ended June 30, 1997 (the "10-Q") and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

            (ii) The 1,076,819 Network III Shares of which Gildea may be deemed to be the indirect beneficial owner, the 539,000 Network IV Shares of which Gildea may be deemed to be the indirect beneficial owner and the 120,000 Gildea Shares owned directly by Gildea, collectively represent 17.34% of the 10,013,247 shares of Common Stock of the Company outstanding on the date hereof and approximately 9.12% of the Fully Diluted Shares, based upon information set forth in the Company's 10-Q and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

            (iv) The 1,076,819 Network III Shares represent the right to acquire 10.75% of the 10,013,247 shares of Common Stock of the Company outstanding on the date hereof and approximately 5.68% of the Fully Diluted Shares, based upon information set forth in the Company's 10-Q and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (b)(i) Gildea, as the Chairman of the Board of Directors, Chief Executive Officer, President and sole stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network III Shares and the Network IV Shares.


            (ii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Shares.

            (iii) O'Donnell has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the O'Donnell Shares.

         (c) Except as set forth in this Schedule 13D none of Gildea, Network III, Network IV, O'Donnell or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Gildea, Network III or Network IV to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Network III Shares, the Network IV Shares or the Gildea Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                               Page 10 of __ Pages

Item 7.  Materials to Be Filed as Exhibits

         1.       Joint Filing Agreement, dated October 17, 1997.

         2. Investment Advisory Agreement, by and among GMC and Network III, dated as of February 26, 1996.

         3. Investment Advisory Agreement, by and among GMC and Network IV, dated as of May 7, 1997.

                               Page 11 of __ Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1997

    /s/ John W. Gildea
-----------------------------------
         John W. Gildea

NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor

         By:    /s/ John W. Gildea
            -----------------------------------
            Name:  John W. Gildea
            Title: President

NETWORK IV LLC

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor

         By:    /s/ John W. Gildea
            -----------------------------------
            Name:  John W. Gildea
            Title: President

                               Page 12 of __ Pages

                                   SCHEDULE I

Reporting Person:          Network Fund III, Ltd.
                           P.O. Box 219, Butterfield House
                           Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:                      John W. Gildea
Position:                  Director and Chairman
Principal Occupation
and Employment;
Business Address:          President, director and sole stockholder of GMC; the
                           business address of GMC and Mr. Gildea is:
                           115 Putnam Avenue, Greenwich, CT 06830.

Name:                      William P. O'Donnell
Position:                  Director and Managing Director
Principal Occupation
and Employment:            Executive officer and director of GMC
Business Address:          115 Putnam Avenue
                           Greenwich, CT  06830
Citizenship:               USA

Name:                      Peter Arthur Neil Bailey
Position:                  Director
Principal Occupation
and Employment;
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association
                           incorporated in Switzerland; business address: La
                           Motte Chambers, La Motte Street, St. Heiler, Jersey,
                           Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

Name:                      Geoffrey William Fisher
Position:                  Director
Principal Occupation
and Employment;
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association
                           incorporated in Switzerland; business address: La
                           Motte Chambers, La Motte Street, St. Heiler, Jersey,
                           Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

Name:                      Michael David de Figueiredo
Position:                  Director
Principal Occupation
and Employment;


                               Page 13 of __ Pages

Business Address:          Director of Abacus (CI) Limited, a member of
                           Coopers & Lybrand International, a limited liability
                           association incorporated in Switzerland; business
                           address: La Motte Chambers, La Motte Street, St.
                           Heiler, Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

Reporting Person:          Network IV LLC
                           P.O. Box 219, Butterfield House
                           Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:                      William P. O'Donnell
Position:                  Director and Managing Director
Principal Occupation
and Employment:            Executive officer and director of GMC
Business Address:          115 Putnam Avenue
                           Greenwich, CT  06830
Citizenship:               USA

Name:                      Peter Arthur Neil Bailey
Position:                  Director
Principal Occupation
and Employment;
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association
                           incorporated in Switzerland; business address: La
                           Motte Chambers, La Motte Street, St. Heiler, Jersey,
                           Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

Name:                      Geoffrey William Fisher
Position:                  Director
Principal Occupation
and Employment;
Business Address:          Director of Abacus Asset Management in Jersey,
                           Channel Islands, a member of Coopers & Lybrand
                           International, a limited liability association
                           incorporated in Switzerland; business address: La
                           Motte Chambers, La Motte Street, St. Heiler, Jersey,
                           Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

Name:                      Michael David de Figueiredo
Position:                  Director
Principal Occupation
and Employment;

Business Address:          Director of Abacus (CI) Limited, a member of
                           Coopers & Lybrand International, a limited liability
                           association incorporated in Switzerland; business
                           address: La Motte Chambers, La Motte Street, St.
                           Heiler, Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:               U.K.

                               Page 14 of __ Pages

                                  EXHIBIT INDEX
                                  -------------

                                                                                           Page
Exhibit                                                                                    Number
-------                                                                                    ------

1.       Joint Filing Agreement, dated October 17, 1997.                                     16

2.       Investment Advisory Agreement, by and among GMC and Network III,
         dated as of February 26, 1996.                                                      18

3.       Investment Advisory Agreement, by and among GMC and Network IV,
         dated as of May 7, 1997.                                                            25

                               Page 15 of __ Pages